EXHIBIT A TO FORM C

REGULATION C OFFERING STATEMENT
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
Dated December 9, 2016

VANGUARD MOTO INC.
63 Flushing Ave. Unit 199
Brooklyn Navy Yard, Bldg. 152
Brooklyn NY, 11205
(718) 246-5300
www.vanguard.nyc

Offering up to 120,000 shares of Series B Non-Voting Common Stock for $8 per share
Minimum Purchase: 13 shares ($104.00)

We are offering a maximum of 120,000 shares of Series B Non-Voting Common Stock on a "best efforts" basis. The offering may continue until the earlier of March 31, 2017 (which date may be extended at our option) or the date when all shares have been sold. See "Our Securities" for a description of our capital stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our Series B Non-Voting Common Stock and we cannot guarantee that such a trading market for our Series B Non-Voting Common Stock will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See “Risk Factors.”

	Number of Shares	Price to Public	Underwriting Discounts and Commissions*	Proceeds to Issuer**
Per Share:	1	$8.00	$0.40	$7.60
Total Maximum:	120,000	$960,000	$48,000	$912,000

* StartEngine.com charges a 5% commission.

** Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com, estimated to be $50,000 in the aggregate for the maximum offering amount. See “Use of Proceeds”.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Form C.

This Offering Statement is Exhibit A to the Company’s Form C.

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward- looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors," "Use of Proceeds" and Questions 22, 23 and 28.

We urge you to read this offering statement, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this offering statement are qualified by these cautionary statements. The forward looking statements contained in this offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the Risk Factors. References to "we," "us," "our," or the "Company" mean Vanguard Moto Inc.

Our Company

Vanguard Moto Inc. is a motorcycle design and manufacturing company looking to disrupt what we are calling the "premium motorcycle market", by developing and distributing motorcycles having contemporary designs using a modular assembly process. We are seeking to set a new standard in the premium motorcycle industry. We define the premium motorcycle market or industry as follows:

Design: Bringing motorcycle design to the next level, thanks to integration and careful consideration – as opposed to the traditional way of assembling components.
Pricing: Occupying the price gap between traditional manufacturers and "exotic shops": $25,000 to $45,000 retail.
Innovation: Offering right away some of the technical innovations that are usually seen on "concept motorcycles" which only showcase what will trickle down slowly over the years.
Customer Experience: Re-thinking distribution and service, upgrading brand standards and elevating customer service to create a premium ownership experience.

This Offering

Securities Offered	Maximum of 120,000 shares of Series B Non-Voting Common Stock ($960,000)
Capital Stock Outstanding before this Offering	958,334 shares of Series A Common Stock
Common Stock outstanding after this Offering (assuming the maximum sold)	958,334 shares of Series A Common Stock 120,000 shares of Series B Non-Voting Common Stock
Use of Proceeds	The net proceeds of this offering will be used to conduct proof of concept prototype testing and to begin the process for production prototyping for our first production motorcycle model and for working capital.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.
Additional benefits	(1) An investor who purchases at least 124 shares (an investment of at least $992) will have priority access to the pre-order list (limited to the first 200 production motorcycles) and receive a photo book of the Vanguard Roadster prototype. (2) An investor who purchases at least 625 shares (an investment of at least $5,000) will additionally receive a die cast model of the Vanguard Roadster prototype (3) An investor who purchases at least 1,250 shares (an investment of at least $10,000) will additionally receive priority access to early VINs on the pre-order list (first 99 of 200 units).

The following statements are made using the Optional Question & Answer Format for an Offering Statement provided by Form C.

THE COMPANY

1. Name of Issuer: Vanguard Moto Inc.*

*Prior to November 16, 2016, Vanguard Moto Inc. was known as FXE Industries Inc.

ELIGIBILITY

2. XX Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia. The Company is organized under the laws of the State of Delaware.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? __ Yes XX No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Francois-Xavier Terny Dates of Board Service: May 2014 to present
Principal Occupation: Chief Executive Officer
Employer: Vanguard Moto Inc.

Dates of Service: May 2014 to present
Employer's principal business: motorcycle manufacturing

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Chief Executive Officer Dates of Service: May 2014 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: FXE Founders LLC
Employer's principal business: development of business plan to build a motorcycle manufacturing business
Title: Manager
Dates of Service: July 2013 to present
Responsibilities: development of business plan for a new motorcycle manufacturer, which has become Vanguard Moto Inc.

Name: Edward Jacobs Dates of Board Service: May 2014 to present

Principal Occupation: Chief Technology Officer
Employer: Vanguard Moto Inc.*
Dates of Service: May 2014 to present
Employer's principal business: motorcycle manufacturing

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Chief Technology Officer Dates of Service: May 2014 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: FXE Founders LLC*
Employer's principal business: development of business plan to build a motorcycle manufacturing business
Title: Chief Technology Officer
Dates of Service: July 2013 to January 2015
Responsibilities: development of concept plans and engineering designs for a new motorcycle designs to be used by a new motorcycle manufacturer, which has become Vanguard Moto Inc.
*Mr. Jacobs provided services to Vanguard Moto Inc. and FXE Founders LLC through his personal operating alias DNI, LLC, which is not an organized entity.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Francois-Xavier Terny
Title: Chief Executive Officer Dates of Service: May 2014 to present
Responsibilities: Mr. Terny is the chief executive officer of the Company and is responsible for developing and implementing the Company's business strategy and overseeing the administration and business activities of the Company.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: none Dates of Service: not applicable
Responsibilities: not applicable

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: FXE Founders LLC
Employer's principal business: incubating the business development plan for a new motorcycle manufacturer
Title: Manager Dates of Service: July 2013 to present
Responsibilities: development of business plan for a new motorcycle manufacturer, which has become Vanguard Moto Inc.

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Edward Jacobs
Title: Chief Technology Officer* Dates of Service: May 2014 to present
Responsibilities: development of concept plans and engineering designs for a motorcycles and components of motorcycles

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: none Dates of Service: not applicable
Responsibilities: not applicable

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: FXE Founders LLC*
Employer's principal business: incubating the business development plan for a new motorcycle manufacturer

Title: Chief Technology Officer Dates of Service: July 2013 to present
Responsibilities: development of concept plans and engineering designs for a new motorcycle designs to be used by a new motorcycle manufacturer, which has become Vanguard Moto Inc.

*Mr. Jacobs provided services to Vanguard Moto Inc. and FXE Founders LLC through his personal operating alias DNI, LLC, which is not an organized entity.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

As of the date of this offering, the beneficial owners of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power are:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
FXE Founders LLC	716,664 shares Series A Common Stock	74.8%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Vanguard Moto Inc. is a motorcycle design and manufacturing company looking to disrupt the premium motorcycle market, by developing and distributing motorcycles having contemporary designs using a modular assembly process. We are seeking to set a new standard in the premium motorcycle industry.

The Company, formerly known as FXE Industries Inc., was incorporated in May 2014 in the State of Delaware. In November 2016, the Company changed its name from FXE Industries Inc. to Vanguard Moto, Inc. The Company's headquarters are located in Brooklyn, New York.

The origins of the Company began when Edward Jacobs, head of design and engineering for 5 years at a US luxury motorcycle manufacturer, and Francois-Xavier Terny, an investor, entrepreneur and former Bain & Co. consultant specializing in supply chain and cost optimization, joined together with some early supporters to found FXE Founders LLC in July 2013. Their vision was to create a new type of motorcycle company. FXE Founders was the incubator for the early planning that eventually became Vanguard. Vanguard took over the business planning and prototype development work from FXE Founders in February 2015.

We are in the process of designing, engineering, and manufacturing a new brand of premium motorcycles with what we believe is an advanced approach to design, manufacturing, sales and marketing. We have completed the design and engineering of our first motorcycle model, the Roadster, and now have a running machined-component proof of concept prototype.

We plan to market our motorcycles as a significant value proposition for any motorcycle rider. We believe our first model, the Vanguard Roadster, will provide a level of design and innovation previously only found in the luxury (single production custom) motorcycle market at three times the price.

We believe that producing and selling a new motorcycle requires significant capital investment in research and development. This offering will be used to advance our efforts to bring the Vanguard Roadster to market. Specifically, we estimate that the funds from this offering will allow us to finalize testing on the machined-component proof of concept prototype that we already have and to improve upon that prototype to build a cast-component prototype, which is the next step in the multi-step process to producing and selling the Roadster into the market. We estimate that this process will take approximately five months.

To complete the multi-step process to our first production motorcycle sales, we will need to raise additional funds. The funds we seek to raise through this offering will not be sufficient to accomplish all of our goals or to execute our business plan in full.

Specifically, based on our business plan, in order to begin producing our first motorcycle model for sale, we expect that, including the proceeds of this offering, we will need to raise a total of at least $7 million to $8 million between now and the start of production of our first motorcycle model, which we are currently estimating should occur by September 2018. Therefore, simultaneously with, or following, this offering we will be conducting additional securities offerings to raise additional funds through private placements. We anticipate that we will conduct an offering of our Class A Preferred Stock or other securities simultaneously with, or following, this offering. If we succeed in raising the maximum amount from this offering, we estimate that we will need to raise an additional $6 million to $7 million to execute our business plan through to the start of production of our first motorcycle model.

We plan to locate our assembly line at the Brooklyn Navy Yard, New York. We believe that locating our assembly line in New York will have a positive market benefit for the Company.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

1) **We have a limited operating history and have not yet generated any revenues.** The Company is an early stage business with no sales history. There can be no assurance that it will ever operate profitably. We do not have any historical revenues. We began operating in February 2015. To date, our operations have been limited to conducting pre-production activities that include the design, engineering, and prototyping for our motorcycles, marketplace assessment, seeking out dealership and supply partners and other activities that we hope will help us to build and sell motorcycles. Our business requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.
2) **The funds that we receive from this offering are not sufficient to execute our business plan in full through production of our first motorcycle model and there can be no assurance that we will raise sufficient funds from other sources.** The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Even if we successfully raise $960,000 from this offering, we estimate that these funds will only provide us with enough money to pursue our business plan for approximately five months. In order to begin producing our first motorcycle model for sale, we expect that, including the proceeds of this offering, we will need to raise a total of at least $7 million to $8 million between now and the start of production of our first motorcycle model, which we are currently estimating should occur by September 2018. If we raise the maximum amount in this offering we estimate that we will need to raise at least an additional $6 million to $7 million to fulfill the next step of our business plan, the production for sale of our first motorcycle model. There can be no assurance that we will be able to raise sufficient funds from other sources to reach production of our first motorcycle model. If we fail to produce and sell our motorcycles, our business will fail and you may lose your entire investment.
3) **Even after we begin producing and selling our motorcycles, we may need additional funds to continue to conduct our business operations, and we may not be able to obtain adequate financing to continue our operations** Producing our first motorcycle model does not ensure that we will be able to sell enough motorcycles to meet our operating expenses and capital requirements. Manufacturing is capital intensive, and we have limited resources. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We

cannot assure you that we will be able to raise additional funds when needed. Once we begin production of our motorcycles for sale, there can be no assurance that we will sell enough motorcycles to pay our operating expenses and to continue our operations. If we fail to execute on our business plan, your investment may be materially and adversely affected.

4) **Our business plan projections are only estimates and actual costs and expenses could be significantly more than we anticipate.** We have not previously produced or sold any motorcycles. There can be no assurance that we will be able to produce and sell motorcycles. If we are unable to generate sufficient revenues from sales of motorcycles, we will be unable to continue operations and investors in this offering could lose their entire investment.
5) **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock that we sell could be sold into any market that develops, which could adversely affect the market price.
6) **Sales of our Class A Preferred Stock will substantially dilute an investment made in this offering**. Based on our business plan, in order to begin producing our first motorcycle model for sale, we expect that, including the proceeds of this offering, we will need to raise a total of at least $7 million to $8 million between now and the start of production of our first motorcycle model, which we are currently estimating should occur by September 2018. Therefore, simultaneously with, or following, this offering we will be conducting additional securities offerings to raise additional funds through private placements. We anticipate that we will conduct an offering of our Class A Preferred Stock or other securities simultaneously with, or following, this offering. If we are successful in selling our Class A Preferred Stock, investors in this offering will be substantially diluted, which may have a material and adverse effect on the value of their investment.
7) **We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.** We face significant barriers as we attempt to produce our vehicle. While we do have a single model prototype, we have not completed all of the steps necessary to ensure our ability to produce this motorcycle design cost effectively. We believe that the motorcycle industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.
8) **We face several regulatory hurdles**. Our vehicle will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing

facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

9) **Demand in the vehicle industry is highly volatile.** Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for motorcycle sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established motorcycle manufacturers to withstand changes in the market and disruptions in demand. Premium motorcycles are considered a luxury purchase, and the market for luxury goods is highly volatile.

10) **Our success is highly dependent on our current management.** Our success is highly dependent on Francois-Xavier Terny, our founder and Chief Executive Officer, and Edward Jacobs, our founder and Chief Technology Officer. Messrs. Terny and Jacobs have been the driving force behind the development of our motorcycles and the company. The loss of their services would have a material adverse effect on our business. We have not obtained any "key man" insurance for either Mr. Terny or Mr. Jacobs.

11) **We have significant accrued liabilities due to Messrs. Terny and Jacobs for unpaid compensation, and these accrued liabilities are expected to continue to grow**. The Company has accrued significant liabilities to Messrs. Terny and Jacobs for unpaid compensation. The accrued liabilities are reflected on the Company's financial statements. The Company does not have any agreements with either Mr. Terny or Mr. Jacobs regarding the timing of the payment of these liabilities. The Company is continuing to accrue additional liabilities because the Company is not paying current the compensation of either Mr. Terny or Mr. Jacobs. As of the date of this offering, Mr. Terny and Mr. Jacobs have not requested that these accrued liabilities be paid. There can be no assurance that neither Mr. Terny nor Mr. Jacobs will continue to forbear from demanding payment of all or some portion of these accrued liabilities.

12) **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants that may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

13) **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering.

14) **Control by Majority Stockholder.** The Company's majority owner is FXE Founders LLC, which is controlled by Mr. Terny and Mr. Jacobs. Investors will not be able to control the management of the Company.

15) **The shares being offered in this offering do not have any voting rights.** The Series B Non-Voting Common Stock do not have any voting rights. Investors will not have any ability to control or participate in voting decisions relating to the Company.

16) **Limited Transferability and Liquidity.** Each Investor agrees that it will acquire our Series B Non-Voting Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

17) **We have no sales history and there can be no assurance that we will be able to sell our motorcycles at our target price or any price.** To date we have not sold any motorcycles. There can be no assurance that we will be able to implement our pricing strategy. Our strategy is to sell its motorcycles at a Premium price, targeting a $30,000 price for our base model motorcycle. If we fail to sell our motorcycles at competitive prices we will not be successful.

18) **We do not have any history producing motorcycles and there can be no assurance that we can manufacture motorcycles cost effectively.** We have not yet produced any motorcycles for sale and have no history of manufacturing. There can be no assurance that we will be able to manufacture motorcycles cost effectively. If production costs are higher than we have projected, the company could be materially and negatively affected and we may never make a profit.

19) **We are entirely dependent on third-party suppliers and there can be no assurance that we will be able to purchase the parts components for our motorcycles.** The Company will rely on third-party suppliers for virtually all motorcycle parts and components. If we are unable to obtain parts and components for our motorcycles we will be unable to produce motorcycles. A failure of our suppliers to provide the components necessary to manufacture its motorcycles or failure to find appropriate suppliers could prevent us from fulfilling customer orders in a timely fashion, which could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we do not currently have verified fixed pricing arrangements. If the costs to purchase parts and components increase, there can be no assurance that we will be able to produce motorcycles at a cost that will enable us to sell them at a profit.

20) **Our motorcycles may contain defects.** We do not have any manufacturing history. Our motorcycles may contain defects. Product defects may result in recalls of motorcycles, which may increase our costs and may have a material and adverse effect on our results.

21) **We are dependent on our intellectual property rights.** We have filed design and utility patent applications on certain design and technical features of our motorcycles. Any failure to adequately protect our intellectual property or proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue which would adversely affect Vanguard Moto's business, prospects, financial condition and operating results.

22) **We will be dependent on third-parties to sell our motorcycles and we may be unable to reach agreements with sufficient independent dealers and distributors to sell our motorcycles.** We intend to use third-party independent dealers and distributors to sell our motorcycles. There can be no assurance that we will be able to reach agreement with any dealers or distributors who will sell our motorcycles. Even if we can reach agreements with third-party dealers and distributors to sell our motorcycles, if our dealers and distributors are not successful in creating demand for and selling our motorcycles, then our business, prospects, financial condition, and operating results may be adversely affected.

THE OFFERING

9. What is the purpose of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$125,000	$960,000
Less: Offering Estimated Expenses		
(A) Professional Fees	$50,000	$50,000
(B) Commissions	$6,250	$48,000
Net Proceeds	$68,750	$862,000
Use of Net Proceeds		
(A) Selling, General and Administration	$68,750	$565,000
(B) Development Capital Expenditures	$0	$297,000

The purpose of this offering is to raise funds to finalize testing on the machined-component proof of concept prototype that we already have and to improve upon that prototype to build a cast-component prototype for our first production motorcycle model, the Vanguard Roadster, and for working capital. We estimate that if we raise the maximum offering amount of $960,000, the proceeds of this offering will provide us with sufficient operating funds for approximately five months. We will require additional funds from other sources to execute our business plan beyond five months.

Based on our business plan, in order to begin producing our first motorcycle model for sale, we expect that, including the proceeds of this offering, we will need to raise a total of at least $7 million to $8 million between now and the start of production of our first motorcycle model, which we are currently estimating should occur by September 2018. Therefore, simultaneously with, or following, this offering we will be conducting additional securities offerings to raise additional funds through private placements. We anticipate that we will conduct an offering of our Class A Preferred Stock or other securities simultaneously with, or following, this offering. If we succeed in raising the maximum amount from this offering, we estimate that we will need to raise an additional $6 million to $7 million to execute our business plan through to the start of production of our first motorcycle model.

10. How does the issuer intend to use the proceeds of this offering?

We estimate that if we raise the maximum offering amount of $960,000, the proceeds of this offering will provide us with approximately five months of operating expense and capital expenditures. Our business plan anticipates that we will require at least an additional $6 million to $7 million during the following 18 months to produce our first motorcycles for sale. We will require funds from additional sources to execute our business plan in full. See "Risk Factors."

11. How will the issuer complete the transaction and deliver securities to the investors?

Investors will complete the transaction using the procedures provided by StartEngine.com on the StartEngine.com portal. Ownership of the securities will be reflected as "book-entry" in the records of the Company. Investors will not receive physical certificates, but will receive a confirmation email from us with details of the investment and a copy of their countersigned subscription agreement. Proof of ownership of the securities will be help via electronic record by the Company's transfer agent. The StartEngine.com subscription process is described at Exhibit E to Form C. StartEngine.com's SEC File Number is 007-00007. StartEngine.com does not have a Central Registration Depository (CRD) number.

The target offering amount is $125,000 and the deadline to reach the target offering amount is March 31, 2017. If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering investment commitments will be cancelled and committed funds will be returned. We reserve the right to extend the offering deadline. Updates regarding our progress in meeting the target offering amount will be provided on the StartEngine.com portal.

We will accept investments in excess of the target offering amount up to a maximum of $960,000. We will allocate oversubscriptions above the target offering amount on a first come-first served basis, up to the maximum of $960,000.

12. How can an investor cancel an investment commitment?

The process for cancelling an investment commitment is provided to the public on the StartEngine.com portal.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of

the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

We are offering shares of our Series B Non-Voting Common Stock in this offering. These shares do not give the Investor any voting rights. The economic rights of the Series B Non-Voting Common Stock are the same as the economic right of our Series A Common Stock. In addition, Investors in this offering will have the following additional benefits:

(1) An investor who purchases at least 124 shares (an investment of at least $992) will have priority access to the pre-order list (limited to the first 200 production motorcycles) and receive a photo book of the Vanguard Roadster prototype.

(2) An investor who purchases at least 625 shares (an investment of at least $5,000) will additionally receive a die cast model of the Vanguard Roadster prototype

(3) An investor who purchases at least 1,250 shares (an investment of at least $10,000) will additionally receive priority access to early VINs on the pre-order list (first 99 of 200 units).

14. Do the securities offered have voting rights? __ Yes XX No

15. Are there any limitations on any voting or other rights identified above? XX Yes ___ No
Explain: The Series B Non-Voting Common Stock has no voting rights.

16. How may the terms of the securities being offered be modified?
Not applicable

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Preferred Stock*	1,000,000	0	Not determined	Not determined
Series A Common Stock	2,880,000	958,334	Yes	No

* We anticipate that sales of our Class A Preferred Stock will be made to raise the additional approximately $6 million to $7 million that we estimate we will require under our business plan over the following 18 months. See answers to Question 7, "Business and Anticipated Business Plan."

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has reserved to its Board of Directors the power to establish the terms of the Class A Preferred Stock. The terms of the Class A Preferred Stock have not yet been determined but may include voting rights, the rights to receive a priority return over the Series B

Non-Voting Common Stock, the right to convert into Series A Common Stock, the right to receive a return of investment upon liquidation in preference to the Series B Non-Voting Common Stock, the right to elect one or more directors of the Company, special voting rights to approve or disapprove significant transactions by the Company, the right to cause the registration of the shares of Class A Preferred Stock or the Series A Common Stock for public sale, and other rights that have not yet been determined.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? __ Yes XX No

Explain: not applicable

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

FXE Founders LLC has the voting power to control the Company and to elect the members of the Company's Board of Directors. FXE Founders LLC has the power to cause the terms of the Company's Class A Preferred Stock to be determined by the Board of Directors. The purchasers of the securities being offered will have no vote in the management or affairs of the Company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the Board of Directors and management of the Company as to what a fair value would be.

In the future, we may perform valuations of our Series B Non-Voting Common Stock that may take into account factors such as the following:

1) independent third party valuations;
2) the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our Series B Non-Voting Common Stock;
3) our results of operations, financial position and capital resources;
4) current business conditions and projections;
5) the lack of marketability of our Series B Non-Voting Common Stock;
6) the hiring of key personnel and the experience of our management;
7) the introduction of new products;
8) the risk inherent in the development and expansion of our products;
9) our stage of development and material risks related to our business;

10) the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11) industry trends and competitive environment;
12) trends in consumer spending, including consumer confidence;
13) overall economic indicators, including gross domestic product, employment, inflation and interest rates;
14) the general economic outlook;
15) and other factors that we determine are relevant.

We may analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

See "Risk Factors."

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

If the Company sells additional securities, the economic rights of the purchasers of the Series B Non-Voting Common Stock could be materially and adversely diluted. The Company intends to create a pool of convertible securities to be issued to directors, officers, employees and other eligible persons who provide services to the Company. The issuance of these convertible securities will dilute the economic rights of the purchasers of the Series B Non-Voting Common Stock.

Based on our business plan, in order to begin producing our first motorcycle model for sale, we expect that, including the proceeds of this offering, we will need to raise a total of at least $7 million to $8 million between now and the start of production of our first motorcycle model, which we are currently estimating should occur by September 2018. Therefore, simultaneously with, or following, this offering we will be conducting additional securities offerings to raise additional funds through private placements. We anticipate that we will conduct an offering of our Class A Preferred Stock or other securities simultaneously with, or following, this offering. If we succeed in raising the maximum amount from this offering, we estimate that we will need to raise an additional $6 million to $7 million to execute our business plan through to the start of production of our first motorcycle model. If we sell additional securities, including our Class A Preferred Stock, we expect that investors in this offering will be substantially diluted, which may have a material and adverse effect on the value of their investment.

If the Company repurchases securities other than the Series B Non-Voting Stock, those repurchases could leave the Company will insufficient capital to conduct its operations and those repurchases could have a material and adverse affect on the purchasers of the Series B Non-Voting Common Stock.

If the Company is sold or substantially all of the assets of the Company are sold, there can be no assurance that the price obtained will be sufficient to provide any return on the investment of purchasers of the Series B Non-Voting Common Stock. It is possible that the purchasers of the Series B Non-Voting Common Stock could lose their entire investment.

The Company has not previously engaged in any transactions with related parties other than compensation for it officers and FXE Founders LLC, which transferred to the Company all of the intellectual property relating to the Company for a nominal price. The Company may enter into transactions with related parties in the future. There can be no assurance that the terms and conditions of those transactions will be considered "arms-length" and their terms may have a material and adverse effect on the Company and the purchasers of the Series B Non-Voting Common Stock.

The monthly compensation of Mr. Terny, the Chief Executive Officer, is $15,000, which the Company has not been paying current but has been accruing as a liability. As of November 30, 2016, the Company has accrued a liability to its Chief Executive Officer, Mr. Terny, in the amount of $330,000 for unpaid compensation. The monthly compensation of Mr. Jacobs (paid though his personal business (DNI LLC) is $15,000, which the Company was partially paying current until September 2016, with the unpaid portion being accrued as a liability. As of November 30, 2016, the Company has accrued a liability to its Chief Technology Officer, Mr. Jacobs through his personal business (DNI LLC), in the amount of $60,000 for unpaid compensation. See Question 24. The Company expects that from the proceeds of this offering it will begin paying Mr. Jacobs one-half ($7,500) of his monthly compensation and will accrue the remaining unpaid portion as a liability.

See "Risk Factors."

24. Describe the material terms of any indebtedness of the issuer:

As of November 30, 2016, the Company has accrued a liability to its Chief Executive Officer, Mr. Terny, in the amount of $330,000 for unpaid compensation and has accrued a liability to its Chief Technology Officer, Mr. Jacobs through his personal business (DNI LLC), in the amount of $60,000 for unpaid compensation. The amounts owed to Messrs. Terny and Jacob are currently due, do not accrue interest and are reflected in the Company's financial statements as accrued liabilities. The Company has not entered into any agreement with either of Mr. Terny or Mr. Jacobs relating to the timing of payment of these accrued liabilities.

Additionally, the Company has been and is expected to continue to accrue additional liabilities to each of Mr. Terny and Mr. Jacobs for unpaid compensation because the Company has not been and is not expecting to pay all compensation to either Mr. Terny or Mr. Jacobs on a current basis for the foreseeable future. As of the date of this offering, Mr. Terny and Mr. Jacobs have not requested that these accrued liabilities be paid.

See "Risk Factors." See Question 23.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
January 2015	Regulation D and Regulation S	Series A Common Stock	$800,001	Working capital, initial prototype development
June 2016	Regulation D and Regulation S	Series A Common Stock	$200,001	Working capital, initial prototype development
November 2016	Regulation D and Regulation S	Series A Common Stock	$75,000	Working capital, initial prototype development

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

Not applicable.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? __ Yes XX No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We are considered to be a development stage company because we are devoting substantially all of our efforts to establishing our business and planned principal manufacturing and selling operations have not commenced.

We commenced design and prototyping operations in February 2015, and are still completing the production planning for our initial motorcycle model, the Vanguard Roadster.

We have an eighteen-month business plan for development and validation of our first production model prototype before being able to start production, which we estimate will begin in September 2018.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the production engineering and prototype of our first motorcycle model, the Vanguard Roadster. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for four months without revenue generation.

Liquidity and Capital Resources

As of November 2016, we had cash of $93,183. To date, we have funded our operations primarily with the proceeds from the Company’s previous securities offerings. In addition to the proceeds from this offering, we estimate that based on our business plan we expect that we will need to raise at least an additional $6 million to $7 million between now and the start of production of our first motorcycle model, which we are currently estimating should occur by September 2018. Without additional debt and equity investments above the funds from this offering, we do not believe that we will be able to generate sufficient revenues from operations during the next 12 months to pay all of our costs and expenses.

We anticipate that sales of our Class A Preferred Stock will be made to raise the additional approximately $6 million to $7 million that we estimate we will require under our business plan over the following 18 months. See answers to Question 7, “Business and Anticipated Business Plan.”

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below): -------------------------	Financial Information Required: -------------------------	Financial Statement Requirements: ------------------------
(a) $100,000 or less:	__ The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and __ Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $100,000, but not more than $500,000:	__ Financial statements of the issuer and its predecessors, if any.	Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements
(c) More than $500,000:	XX Financial statements of the issuer and its	If the issuer has previously sold securities in reliance on

	predecessors, if any	Regulation Crowdfunding: Financial statements must be audited by a public accoun tant that is independent of the issuer and must include a signed audit report. If the issuer has not previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000: Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Our reviewed financial statements can be found at Exhibit B to Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? __ Yes XX No
(ii) involving the making of any false filing with the Commission?
__ Yes XX No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? __ Yes XX No

If Yes to any of the above, explain: not applicable.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? __ Yes XX No;
(ii) involving the making of any false filing with the Commission?
__ Yes XX No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? __ Yes XX No

If Yes to any of the above, explain: not applicable.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? __ Yes XX No
(B) engaging in the business of securities, insurance or banking? __ Yes XX No
(C) engaging in savings association or credit union activities? __ Yes XX No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? __ Yes XX No

If Yes to any of the above, explain: not applicable.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? __ Yes XX No
(ii) places limitations on the activities, functions or operations of such person? __ Yes XX No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? __ Yes XX No

If Yes to any of the above, explain: not applicable.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? __ Yes XX No
(ii) Section 5 of the Securities Act? __ Yes XX No

If Yes to either of the above, explain: not applicable.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? __ Yes XX No

If Yes, explain: not applicable.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
__ Yes XX No

If Yes, explain: not applicable.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
__ Yes XX No

If Yes, explain: not applicable.

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following additional information will be presented to Investors:

A. All of the information presented on the StartEngine.com portal relating to the Company and this offering, which can be found at Exhibit C to Form C, and including a video presentation, a transcript of which can be found at Exhibit D to Form C; and

B) A postcard-format card announcing the opportunity to invest in Vanguard Moto Inc., displaying the prototype and sharing the link to the StartEngine.com portal, will be printed and handed to prospective investors.

A copy of the postcard is attached as Exhibit F to Form C.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 30 (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: **www.vanguard.nyc** under the investor relations section.

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * *

END OF EXHIBIT A TO FORM C

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT’S REVIEW

VANGUARD MOTO INC.
(formerly FXE Industries Inc.)

FINANCIAL STATEMENTS
(UNAUDITED)

For the Year Ended December 31, 2015 and the Period from Inception to December 31, 2014

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Vanguard Moto Inc.
(formerly FXE Industries Inc.)
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Vanguard Moto Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Vanguard Moto Inc., (the "Company") formerly FXE Industries Inc., a Delaware corporation, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2015 and the period from May 1, 2014 (Inception) to December 31, 2014, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb McKennon

November 30, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

VANGUARD MOTO INC.
(formerly FXE Industries Inc.)
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014
(unaudited)

	2015	2014
Assets		
Current assets		
Cash	$ 312,211	$ 976
Advances to related party	11,892	-
Other current assets	17,799	-
Current assets	341,902	976
Property and equipment, net	38,833	-
Other assets	12,000	-
Total assets	$ 392,735	$ 976
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 311	$ -
Accrued compensation	150,000	-
Capital lease obligations - current	20,433	
Current liabilities	170,744	-
Capital lease obligations, net of current portion	34,306	-
Total liabilities	205,050	-
Commitments and contingencies (Note 4)	-	-
Stockholders' Equity		
Common stock, 1,000,000 shares authorized, par value $0.0001; 866,667 and 600,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively	87	60
Additional paid-in capital	784,868	940
Accumulated deficit	(597,270)	(24)
Total stockholders' equity	187,685	976
Total liabilities and stockholders' equity	$ 392,735	$ 976

See accompanying independent accountants' review report and notes to the financial statements

VANGUARD MOTO INC.
(formerly FXE Industries Inc.)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM MAY 1, 2014 (INCEPTION) TO DECEMBER 31, 2014
(unaudited)

	2015	2014
Revenues	$ -	$ -
Operating expenses:		
General and administrative	263,969	24
Sales and marketing	3,157	-
Research and development	325,810	-
Total operating expenses	592,936	24
Operating loss	(592,936)	(24)
Other expense:		
Interest expense	4,310	-
Total other expense	4,310	-
Net loss	$ (597,246)	$ (24)

See accompanying independent accountants' review report and notes to the financial statements

VANGUARD MOTO INC.
(formerly FXE Industries Inc.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM MAY 1, 2014 (INCEPTION) TO DECEMBER 31, 2014
(unaudited)

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Inception	600,000	$ 60	$ 940	$ -	$ 1,000
Net loss	-	-	-	(24)	(24)
December 31, 2014	600,000	60	940	(24)	976
Stock issued for cash, net of costs	266,667	27	794,954	-	794,981
Assumed liabiliites from related party	-	-	(11,026)	-	(11,026)
Net loss	-	-	-	(597,246)	(597,246)
December 31, 2015	866,667	$ 87	$ 784,868	$ (597,270)	$ 187,685

See accompanying independent accountants' review report and notes to the financial statements

VANGUARD MOTO INC.
(formerly FXE Industries Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM MAY 1, 2014 (INCEPTION) TO DECEMBER 31, 2014
(unaudited)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (597,246)	$ (24)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	7,279	-
Changes in operating assets and liabilities:		
Other current assets	(18,245)	-
Accounts payable	311	-
Accrued compensation	150,000	-
Net cash used in operating activities	(457,901)	(24)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to related party	(11,892)	-
Net cash used in investing activities	(11,892)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the sale of common stock	800,028	-
Costs of common stock	(5,020)	-
Proceeds from founders' initial contribution	-	1,000
Payment on capital lease obligations	(13,980)	-
Net cash provided by financing activities	781,028	1,000
Increase (decrease) in cash and cash equivalents	311,235	976
Cash and cash equivalents, beginning of year	976	-
Cash and cash equivalents, end of year	$ 312,211	$ 976
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 4,310	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Deposit transferred from related party	$ 12,000	$ -
Property and equipment transferred from related party	$ 46,112	$ -
Capital leases assumed from related party	$ 69,138	$ -

See accompanying independent accountants’ review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Vanguard Moto, Inc., formerly FXE Industries Inc. was incorporated on May 1, 2014 ("Inception") in the State of Delaware. On November 16, 2016, the Company changed its name from FXE Industries, Inc. to Vanguard Moto Inc. The Company's headquarters are located in Brooklyn, New York. The financial statements of Vanguard Moto Inc. (which may be referred to as the "Company," "Vanguard," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

While Vanguard was originally incorporated in May 2014 it did not begin operating until February 2015. The original planning and design concepts for Vanguard were developed by FXE Founders LLC, the majority shareholder of Vanguard, acting as an incubator from July 2013 to January 2015. FXE Founders LLC transferred all of its motorcycle related intellectual property as well as certain assets and commitments to Vanguard effective as of February 2015 as more fully described below.

Assets transferred:	
Capital lease equipment	$ 30,958
Other property and equipment	15,154
Security deposit	12,000
	58,112
Liabilities assumed:	
Capital lease obligations	69,138
Net liabilities assumed	$ (11,026)

Vanguard is in the process of designing, engineering, and manufacturing a new brand of premium motorcycles with a new take on design, manufacturing, sales and marketing. The Company has completed the design and engineering of their first motorcycle model, the Roadster, and now have a running prototype.

Management's Plans

Since inception, we have relied upon equity financing to fund operating losses. We will incur additional costs prior to becoming profitable or generating revenues from operations. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the startup automotive industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign as well as additional debt and/or equity financings. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accrued compensation and capital lease payables. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not yet commenced revenue producing activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may include: economic recessions, changes in consumer behavior and trends, emission regulations, governmental policy related to motorcycles, and competition could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of five years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses

during 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the product has been delivered or the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date, no revenue has been generated.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2015, property and equipment consisted of the following. There was no property and equipment as of December 31, 2014.

Equipment	$ 30,958
Computers and software	14,170
Leasehold improvements	984
	46,112
Less: accumulated depreciation	(7,279)
	$ 38,833

Depreciation expense for the year ended December 31, 2015 and the period from Inception to December 31, 2014 was $7,279 and zero, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Operating Lease
Effective June 1, 2015, the Company was assigned the operating lease for its facility from its majority shareholder, including the security deposit on the facility. The Company had taken over monthly payments staring in February 2015. The original lease term was from November 1, 2013, carried a five-year term, a $12,000 security deposit, and monthly rent ranging from $5,152 to $5,799 per month. Future payments under the capital lease are as follows.

2016	$ 65,920
2017	67,898
2018	57,990
	$ 191,808

Rent expense for the year ended December 31, 2015 and the period from Inception to December 31, 2014 was $56,057 and zero, respectively.

Capital Lease
On February 1, 2015, the Company assumed payments from its majority shareholder on two capital leases and were formally assigned the leases and related equipment in June 2015. Both capital leases, have original terms of 60 months, required a 10% down payment, had an effective interest rate of 7.5% and are payable in monthly installments of $839 and $864, respectively, through November 2018. The equipment leased has an original purchase value of $94,416, however, the net book value of the equipment upon

transfer of the leases to the Company, as described in Note 1, was $30,958 for a net liability assumed of $38,180 on the capital leases.

Capital lease obligations, excluding interest within minimum monthly payments, as of December 31, 2015 were as follows:

2016	$ 20,433
2017	20,421
2018	20,158
	61,012
Less amounts representing interest	(6,273)
Princpal portion of future obligations	54,739
Less current portion	(20,433)
	$ 34,306

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $0.0001 as of December 31, 2015 and 2014. Subsequent to December 31, 2015, the Company increased its authorized shares of common stock, see Note 8.

The Company's founders and majority shareholder assigned certain assets and liabilities to the Company subsequent to formation. Such assets and liabilities were transferred on a carryover basis due to the related party nature of the Company. Net liabilities assumed were $11,026, which is shown as a reduction of additional paid-in capital in the accompanying statement of stockholders' equity. See Note 1 for additional information.

Founder Shares
The founder received 600,000 shares of common stock upon Inception.

Common Stock Issued for Cash
During 2015, the Company issued 266,667 shares of common stock for $800,001 in cash for an effective price of $3.00 per share of common stock. Of this amount 116,664 shares of common stock for $349,992 was received from a related party entity owned primarily by our Chief Executive Officer and Chief Technology Officer. Costs of funds raised were $5,020 for net funds raised of $794,981.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2015, the Company had net operating losses of approximately $600,000. The Company is subject to Federal and State income taxes at rates and has used an effective blended rate of 34% to derive a net deferred tax asset of approximately $204,000. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the year ended December 31, 2015 or the period ended December 31, 2014.

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $600,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

Payments and Accruals Related Parties
As of December 31, 2015, our Chief Executive Officer has not received payment on retainer due him. Retainer was $15,000 per month starting in March 2015 once operations commenced. Accordingly, $150,000 is included in accrued liabilities in the accompanying balance sheet for retainer earned not paid.

As of December 31, 2015, the Company's Chief Technology Officer (CTO) received payment on salary due him for January 2016 totaling $15,000. Accordingly, such prepaid is included in other current assets in the accompanying balance sheet. The CTO received salary of $15,000 per month staring in March 2015 once operations commenced.

Operating Lease
See Note 4 for the Company's facility lease which was assigned by our Company's majority shareholder.

Common Stock Issued for Cash
See Note 5 for shares issued to a related party entity for common stock.

NOTE 8 – SUBSEQUENT EVENTS

During 2016, the Company has sold additional shares of common stock totaling 91,667 shares for $275,001 to third parties.

On March 28, 2016, the Company increased its authorized shares of common stock to 3,000,000. On November 16, 2016, the Company increased its authorized shares to 4,000,000 consisting of 3,000,000 shares of common stock and 1,000,000 shares of preferred stock, designated Class A Preferred Stock. Of the 3,000,000 common shares authorized, 2,880,000 shares are designated as Series A Common Stock and 120,000 shares are designated as Series B Common Stock.

The shares of common stock outstanding prior to November 16, 2016 are included in Series A Common Stock. The Series B Common Stock has the same rights and preferences as the Series A Common stock with the exception that it does not have voting rights.

The Company has evaluated subsequent events that occurred after December 31, 2015 through November 30, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY’S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.



0 Reservations

$0 Raised

$125k - $960k Reservation Goal

PLAY VIDEO

Vanguard Moto Inc.

Vanguard Moto Inc. is creating a game-changing Premium Motorcycle brand, designed and built in New York

Small OPO · Brooklyn, NY · Transportation/Automotive

0% funded with 115 days left

Invest in Vanguard Moto Inc.

Designed, Engineered and Assembled in New York City

Chat

Vanguard Moto Inc. is a premium motorcycle design and manufacturing company looking to disrupt the premium motorcycle market with a contemporary design and a modular assembly process.



Vanguard was born from the meeting of Edward Jacobs, a recognized motorcycle designer and engineer, and Francois-Xavier Terny, an entrepreneur and former consultant, expert in supply chain and cost optimization. Francois-Xavier and Edward began incubating the Vanguard journey in 2013. The concept and the prototype were financed through founders' equity and seed capital. Vanguard needs your help to get to the next step.
Francois-Xavier Terny, CEO & Co-Founder

Invest

$8/share | If you invest you're betting the company will be worth more than **$8M** in the future.

Perks



Chat

An investor who purchases at least 124 shares (an investment of at least $992) will have priority access to the pre-order list (limited to the first 200 production motorcycles) and receive a photo book of the Vanguard Roadster prototype.

An investor who purchases at least 625 shares (an investment of at least $5,000) will additionally receive a die cast model of the Vanguard Roadster prototype

An investor who purchases at least 1,250 shares (an investment of at least $10,000) will additionally receive priority access to early VINs on the pre-order list (first 99 of 200 units)

We are Creating an Iconic Premium Motorcycle Brand

Designed, engineered and built in New York City, Vanguard's mission is to bring a new premium motorcycle to market. With an advanced take on design and a unique approach to engineering, manufacturing and sales, Vanguard is redefining the premium motorcycle. Our first release, the Roadster, is a contemporary motorcycle priced to bring true value to the rider.

Chat

Our First Release: the Vanguard Roadster



Chat

- Structural engine with a frame-less design
- Single sided rear swing-arm with drive shaft
- Integrated exhaust
- Rotating tank

- Digital dashboard with rear view camera
- Top of the line components from S&S, Brembo, Ohlins, Bosch...
- $30,000 expected retail price
- Available 2018






Chat

We Found an Opportunity in the Motorcycle Industry: the Premium Segment


Luxury
Premium
Mass
?
Motorcycle market
Car market

The premium segment

The premium motorcycle segment is a $3 billion market worldwide characterized by growth, high margin and resilience. The market is not properly addressed by incumbents who essentially soup-up their mass models and sell them at premium prices (between $25 and $40k).


50
40
30
20
10
0
Our pricing
Motorcycle retail price ranges
($ '000)

Price Point

Starting at $30,000, Vanguard offers the rider a strong alternative to current premium motorcycles from established manufacturers.

I am the General Manager and Owner of Ducati Triumph New York. Our dealership has had a relationship with Vanguard since the Company's founding. We have seen the motorcycle designs and are confident that the new brand has great potential for success in the market. Mototainment looks forward to becoming one of the first dealers to carry the brand. Not only is the brand positioning itself in the growing market for premium motorcycles, but Vanguard offers an attractive unique design and a "Made in New York" message. We have a strong inclination that Vanguard's offering will resonate well with our customers."

Steve Radt, Owner, Ducati Triumph Dealership (New York)

Chat
Chat

Integrating Design with Technology

Modular Construction

The key to the Vanguard motorcycle is its modular design. Its patent pending modular assembly process has redefined motorcycle manufacturing. The modular design allows Vanguard to create three different motorcycles from one common platform.





Unitized Crankcase

Unitized crankcase with an integrated exhaust system with advanced heat shielding, swing arm with shaft-drive and encapsulated rear suspension.

Chat

Rotating Tank

The tank on the Vanguard Roadster is designed to rotate around a single point, to allow for easy access to critical engine components while providing a under the hood experience lacking in the motorcycle industry.




1
23
MPH
12
x100 RPM
OIL TEMP
18 368
04:12
368

Digital Dashboard

The Vanguard Roadster is designed with a fully digital dashboard, allowing for keyless PIN code access to the motorcycle and the integration of a first in class rear view camera.

Chat

Technical Specifications



Engine	117 cubic inch (1917 cc), air-cooled 56 degree V-twin (S&S X-Wedge based)
Transmission / Final Drive	6 speed / shaft drive
Target Torque	110 lb.-ft. (15.2 mkg)
Frame	Frameless Structural Engine
Front Suspension	Ohlins fully adjustable 48mm
Rear Suspension	Single-sided swingarm, Ohlins mono-shock suspension
Front Brake	Brembo 4-piston calipers, 2 x 320 mm semi-floating discs
Rear Brake	Brembo 2-piston floating caliper, 245 mm disc
Rake Angle	27 degrees
Seat Height	32 inches (813 mm)
Wheelbase	65.5 inches (1664 mm)
Fuel Capacity	5.5 gallons (21 liters)
Target Weight	550 lbs (250 kgs)
Tires	Metzeler ME880 Marathon 240/40 VR18 or 200/50 ZR18 (rear), 130/60 VR18 (front)

Chat

A 21st Century Motorcycle Company Owned by its Supporters

Here at Vanguard we embarked on a long, ambitious journey to bring a new premium motorcycle brand, designed and built here in NY, to market.

Since we began this journey we have been very stealthy, and have only shown the Vanguard Roadster to friends, family, and early investors. Now that we have launched at the New York City Motorcycle show on December 9th, we can share with you what we have built.

We want you, our supporters, to help us bring the Vanguard Roadster to market.



Chat

We are Ready for the Next Step



Founded in New York

Vanguard design starts

2013

2014



Presentation of Concepts

in NY, LA, Paris, London, Chicago, Tokyo and Hong Kong



Financing

First round raise of $1.6M

2015

2016



First Prototype

Prototype design and construction. Filing of Patents.

Launch

NY Motorcycle Show

December 2016

Early 2018

Production prototypes

Development of Prototype Production

First Deliveries

Roadster model is delivered to our customers

2018

2019

New Models

Introduction of Cruiser and Racer models

Chat

Invest Now to Bring Vanguard to Production

Dear prospective shareholder:

Chat

Vanguard was born from the meeting of Edward Jacobs, a recognized motorcycle designer and engineer, and Francois-Xavier Terny, an entrepreneu former consultant, expert in supply chain and cost optimization. Francois-Xavier and Edward began incubating the Vanguard journey in 2013. The concept and the prototype have been financed through founders' equity and seed financiers. The current capital raise will finance the development of the prototype that will lead to the design freeze, followed by the pre-series and the production phases with a target to sell our first 100 bikes to market in 2018. The Company and production line are based in the Brooklyn Navy Yard, where Vanguard intends to create more than 100 direct jobs in the next five years.

Thank you for your trust in us.

Francois-Xavier Terny and Edward Jacobs

Meet the Team



Francois-Xavier Terny

CEO

Francois-Xavier Terny began his professional career in 1991 with Bain & Company, then created his own consulting firm, Masai, in 1996 as a firm specializing in industrial cost optimization. In 2006, having reached $25m with 100 professionals in 12 offices in Europe, US, Japan, China and India, he accepted a competitor's offer. Since then, he has been a Board advisor, General Manager and Investor to various companies, including a motorcycle company. He worked in Private Equity, at an established family office in NYC before co-founding Vanguard.



Edward Jacobs

CTO

Born in Hartford, Conn., Edward Jacobs studied architecture and industrial design at Pratt Institute in New York City before interning at design studios in Austria. Upon completion of his post graduate studies, he spent two years with Oasis designing for architectural firms. A student of Eastern philosophy and martial arts, he spent one year in Kerala, along the southwest coast of India. He then joined Confederate Motorcycles in 2005, designing and engineering some of the most acclaimed motorcycles. He quit in 2011 to open up his own design studio in NYC, before co-founding Vanguard.

Words from our Investors

Vanguard was born from the meeting of an outstanding designer and an expert in supply chain and cost optimization. I invested in Vanguard's seed round because I believe in the team core competencies and business acumen heavily focused on value creation for consumers and investors.

Claude-Olivier Coutant



I invested in Vanguard due to my confidence in the CEO as an entrepreneur and business leader. FX built a company in my same industry in France that was the market leader in Europe and sold it successfully several years ago. Plus the bike is amazing and it might turn me into an enthusiast.

Tom Beaty



I was impressed early on by the CAD drawings but really fell in love with this incredible machine when I viewed the prototype. A rare combination of strength and elegance, it has clearly been meticulously designed from end to end with no detail overlooked. I believe this bike will excite motorcycle enthusiasts, especially at this price point, and will really shake up the motorcycle industry.

Steve Petrow

As a serial entrepreneur and start-up investor, what's not to like about this disruptive business? A CEO with previous start up success, a truly exceptional designer in Ed, a well thought through business plan, and most importantly – a radical and extraordinary bike! I believe this will be the talk of the motorcycle industry.

Simon Henderson

Irregular Use of Proceeds

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Meet the Team



Francois-Xavier Terny

CEO

Francois-Xavier Terny began his professional career in 1991 with Bain & Company, then created his own consulting firm, Masaï, in 1996 as a firm specializing in industrial cost optimization. In 2006, having reached $25m with 100 professionals in 12 offices in Europe, US, Japan, China and India, he accepted a competitor's offer. Since then, he has been a Board advisor, General Manager and Investor to various companies, including a motorcycle company. He worked in Private Equity, at an established family office in NYC before co-founding Vanguard.



Edward Jacobs

CTO

Born in Hartford, Conn., Edward Jacobs studied architecture and industrial design at Pratt Institute in New York City before interning at design studios in Austria. Upon completion of his post graduate studies, he spent two years with Oasis designing for architectural firms. A student of Eastern philosophy and martial arts, he spent one year in Kerala, along the southwest coast of India. He then joined Confederate Motorcycles in 2005, designing and engineering some of the most acclaimed motorcycles. He quit in 2011 to open up his own design studio in NYC, before co-founding Vanguard.

Offering Summary

Our Company

Vanguard Moto Inc. is a motorcycle design and manufacturing company looking to disrupt what we are calling the "premium motorcycle market", by developing and distributing motorcycles having contemporary designs using a modular assembly process. We are seeking to set a new standard in the premium motorcycle industry. W define the premium motorcycle market or industry as follows:

Design : Bringing motorcycle design to the next level, thanks to integration and careful consideration – as opposed to the traditional way of assembling components.

Pricing : Occupying the price gap between traditional manufacturers and "exotic shops": $25,000 to $45,000 retail.

Innovation : Offering right away some of the technical innovations that are usually seen on "concept motorcycles" which only showcase what will trickle down slowly over the years.

Customer Experience : Re-thinking distribution and service, upgrading brand standards and elevating customer service to create a premium ownership experience.

This Offering

Securities Offered	Maximum of 120,000 shares of Series B Non-Voting Common Stock ($960,000)
Capital Stock Outstanding before this Offering	958,334 shares of Series A Common Stock
Common Stock outstanding after this Offering (assuming the maximum sold)	958,334 shares of Series A Common Stock 120,000 shares of Series B Non-Voting Common Stock
Use of Proceeds	The net proceeds of this offering will be used to conduct proof of concept prototype testing and to begin the process for production prototyping for our first production motorcycle model and for working capital.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.
Additional benefits	(1) An investor who purchases at least 124 shares (an investment of at least $992) will have priority access to the pre-order list (limited to the first 200 production motorcycles) and receive a photo book of the Vanguard Roadster prototype. (2) An investor who purchases at least 625 shares (an investment of at least $5,000) will additionally receive a die cast model of the Vanguard Roadster prototype (3) An investor who purchases at least 1,250 shares (an investment of at least $10,000) will additionally receive priority access to early VINs on the pre-order list (first 99 of 200 units).

The following summary description of our financial statements is not intended to be complete and is subject, and qualified in its entirety by reference, to our Financial Statements, which are attached as Exhibit B to Form C.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$392,735.00	USD	$976.00	USD
Cash & Cash Equivalents	$312,211.00	USD	$976.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	
Net Income	-$597,246.00	USD	-$24.00	USD

Chat

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Vanguard Moto Inc. to get notified of future updates!

Chat

Comments (0 Total)

Add a public comment...

POST

start engine

About
Blog
About Us
How It Works
FAQs

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram

Join
Edit My Campaign
Investors

Legal
Terms of Use
Privacy Policy
Section 17(b) Disclosure
Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR Vanguard Moto Inc

[Displayed][Vanguard Logo]

[Edward Jacobs Speaking]

[Displayed Text] [Edward Jacobs Vanguard Co-founder Head of Design and Engineering]

We founded this company, Vanguard, to bring to market a motorcycle that has a unique take on design, engineering, and manufacturing.

I have been designing motorcycles for over 10 years now, and have thinking about this project for as long as I can remember. It is now a reality, and we are honored to show you what we created: this is our first release, the Vanguard ROADSTER.

Vanguard is an entirely new and distinct motorcycle brand, designed, engineered and built here in New York City. We combine design and engineering to create our own language, without relying on heritage and nostalgia. Our design is based on a utilitarian approach where each part and each component is here for a reason and has a true purpose.

[Francois-Xavier Terny Speaking]

[Displayed Text][Francois-Xavier Terny, Vanguard CEO & Co-Founder]

We believe that there is a significant gap in the motorcycle market. The gap is in the premium motorcycle segment, for motorcycles offering upgraded features and design. The Vanguard Roadster wants to be the perfect example for that segment with its $30,000 retail price.

We can do this because of our integrated design that cut the number of parts, our advanced sourcing strategies, and our modular approach to manufacturing.

You can now invest in our company Vanguard Moto Inc.

Edward Jacobs Speaking:

Together let's build an iconic premium motorcycle brand.

[Displayed] [Vanguard Logo]

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they

may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

EXHIBIT F TO FORM C

OTHER INFORMATION



ARE YOU INTERESTED IN INVESTING IN VANGUARD MOTO INC.?

Vanguard Moto Inc. is conducting an equity crowdfunding campaign pursuant to Section 4(a)(6) of the Securities Act, through startengine.com.

www.startengine.com/startup/vanguard

ARE YOU INTERESTED IN INVESTING IN VANGUARD MOTO INC.?

All information regarding this investment opportunity is available at www.startengine.com/startup/vanguard